EXHIBIT 3.2.1
COMARCO, INC.
CERTIFICATE OF AMENDMENT OF BYLAWS
     The undersigned, who is the duly elected and acting Secretary of Comarco. Inc., a California corporation (the “Company”), does hereby certify that, on July 21, 2011, Subdivision (a) of Section 1 of Article IV of the Company’s Amended and Restated Bylaws was amended to read in its entirety as set forth below and such amendment has not been modified or amended or rescinded or revoked and is in full force and effect on the date hereof.
     “(a) The authorized number of directors shall be no less than four nor more than seven. The exact number of directors shall be fixed from time to time, within the limits specified in this subdivision, by an amendment of subdivision (b) of this Section adopted by the Board of Directors.”
     In Witness Whereof, the undersigned, in her capacity as the Secretary of the Company, has executed this Certificate of Amendment of Bylaws as of July 27, 2011.

/s/ ALISHA K. CHARLTON
Alisha Charlton, Secretary